Exhibit 99.1

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three and six months ended June 30, 2015 and 2014

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2015	2014	2015	2014
Revenues
Distribution (includes related party revenues of $40 (2014 – $40) and $80 (2014 – $80) for three and six months ended June 30, respectively) (Note 14)	1,185	1,170	2,574	2,497
Transmission (includes related party revenues of $364 (2014 – $371) and $770 (2014 – $782) for three and six months ended June 30, respectively) (Note 14)	364	382	770	804
Other	14	14	27	29

	1,563	1,566	3,371	3,330

Costs
Purchased power (includes related party costs of $475 (2014 – $574) and $1,274 (2014 – $1,368) for three and six months ended June 30, respectively) (Note 14)	838	824	1,808	1,746
Operation, maintenance and administration (Note 14)	282	334	560	645
Depreciation and amortization	190	181	377	348

	1,310	1,339	2,745	2,739

Income before financing charges and provision for payments in lieu of corporate income taxes	253	227	626	591
Financing charges	93	95	187	185

Income before provision for payments in lieu of corporate income taxes	160	132	439	406
Provision for payments in lieu of corporate income taxes (Notes 5, 14)	23	17	68	51

Net income	137	115	371	355
Net income attributable to noncontrolling interest (Note 13)	1	—	3	—

Net income attributable to Shareholder of Hydro One Inc.	136	115	368	355

Other comprehensive income	—	—	—	—

Comprehensive income	137	115	371	355
Comprehensive income attributable to noncontrolling interest (Note 13)	1	—	3	—

Comprehensive income attributable to Shareholder of Hydro One Inc.	136	115	368	355

Basic and fully diluted earnings per common share (Canadian dollars) (Note 11)	1,308	1,099	3,594	3,456

Dividends per common share declared (Canadian dollars) (Note 12)	250	250	500	2,196

See accompanying notes to Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

At June 30, 2015 and December 31, 2014

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (Note 8)	270	100
Accounts receivable (net of allowance for doubtful accounts – $76; 2014 – $66) (Note 6)	1,013	1,016
Due from related parties (Note 14)	177	224
Regulatory assets	43	31
Materials and supplies	26	23
Deferred income tax assets	19	19
Derivative instruments (Note 8)	1	2
Prepaid expenses and other assets	35	35

	1,584	1,450

Property, plant and equipment:
Property, plant and equipment in service	25,886	25,356
Less: accumulated depreciation	9,398	9,134

	16,488	16,222
Construction in progress	1,258	1,025
Future use land, components and spares	161	154

	17,907	17,401

Other long-term assets:
Regulatory assets	3,170	3,200
Intangible assets (net of accumulated amortization – $331; 2014 – $305)	258	276
Goodwill (Note 4)	199	173
Deferred debt issuance costs	36	36
Deferred income tax assets	6	7
Other	7	7

	3,676	3,699

Total assets	23,167	22,550

See accompanying notes to Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited) (continued)

At June 30, 2015 and December 31, 2014

(millions of Canadian dollars, except number of shares)	June 30, 2015	December 31, 2014
Liabilities
Current liabilities:
Bank indebtedness (Note 8)	—	2
Accounts payable	184	173
Accrued liabilities (Notes 9, 10)	639	611
Due to related parties (Note 14)	52	227
Accrued interest	99	100
Regulatory liabilities	18	47
Derivative instruments (Note 8)	3	3
Long-term debt payable within one year (includes $251 measured at fair value; 2014 – $252) (Notes 7, 8)	1,017	552

	2,012	1,715

Long-term debt (includes $50 measured at fair value; 2014 – nil) (Notes 7, 8)	8,273	8,373
Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 9)	1,569	1,533
Deferred income tax liabilities	1,380	1,313
Pension benefit liability (Note 9)	1,228	1,236
Environmental liabilities (Note 10)	207	221
Regulatory liabilities	200	168
Net unamortized debt premiums	18	18
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	14	17

	4,625	4,515

Total liabilities	14,910	14,603

Contingencies and Commitments (Notes 16, 17)
Subsequent Events (Note 19)
Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 11, 12)	323	323
Noncontrolling interest subject to redemption (Note 13)	21	21
Equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 11, 12)	3,314	3,314
Retained earnings	4,558	4,249
Accumulated other comprehensive loss	(9)	(9)
Noncontrolling interest (Note 13)	50	49

Total equity	7,913	7,603

	23,167	22,550

See accompanying notes to Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six months ended June 30, 2015 and 2014

Six months ended June 30, 2015 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest (Note 13)	Total Equity
January 1, 2015	3,314	4,249	(9)	49	7,603
Net income	—	368	—	2	370
Other comprehensive income	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	(1)	(1)
Dividends on preferred shares	—	(9)	—	—	(9)
Dividends on common shares	—	(50)	—	—	(50)

June 30, 2015	3,314	4,558	(9)	50	7,913

Six months ended June 30, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
January 1, 2014	3,314	3,787	(9)	—	7,092
Net income	—	355	—	—	355
Other comprehensive income	—	—	—	—	—
Dividends on preferred shares	—	(9)	—	—	(9)
Dividends on common shares	—	(220)	—	—	(220)

June 30, 2014	3,314	3,913	(9)	—	7,218

See accompanying notes to Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and six months ended June 30, 2015 and 2014

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities
Net income	137	115	371	355
Environmental expenditures	(5)	(4)	(9)	(7)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	162	155	332	306
Regulatory assets and liabilities	(16)	(89)	72	(26)
Deferred income taxes	1	2	3	8
Other	1	2	3	2
Changes in non-cash balances related to operations (Note 15)	7	4	(59)	(304)

Net cash from operating activities	287	185	713	334

Financing activities
Long-term debt issued	350	453	350	628
Dividends paid	(30)	(30)	(59)	(229)
Distributions paid to noncontrolling interest	(2)	—	(2)	—
Change in bank indebtedness	(35)	20	(2)	4
Other	(1)	(2)	(1)	(3)

Net cash from financing activities	282	441	286	400

Investing activities
Capital expenditures (Note 15)
Property, plant and equipment	(418)	(357)	(757)	(644)
Intangible assets	(4)	(10)	(9)	(15)
Net cash paid for Haldimand Hydro	(58)	—	(58)	—
Other	—	(1)	(5)	(1)

Net cash used in investing activities	(480)	(368)	(829)	(660)

Net change in cash and cash equivalents	89	258	170	74
Cash and cash equivalents, beginning of period	181	381	100	565

Cash and cash equivalents, end of period	270	639	270	639

See accompanying notes to Consolidated Financial Statements (unaudited).

5

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and six months ended June 30, 2015 and 2014

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

The demand for electricity generally follows normal weather-related variations, and therefore the Company’s energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, including Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton), Hydro One Telecom Inc., Hydro One Lake Erie Link Management Inc., Municipal Billing Services Inc. (previously Hydro One Lake Erie Link Company Inc.), Norfolk Power Distribution Inc. (NPDI), Norfolk Energy Inc. and Hydro One B2M Holdings Inc. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These unaudited interim Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. These unaudited interim Consolidated Financial Statements do not contain all disclosures required by US GAAP for annual audited consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s annual Consolidated Financial Statements as at, and for the year ended December 31, 2014. In particular, the Company’s significant accounting policies are presented in Note 2 to the annual Consolidated Financial Statements and have been applied consistently in the preparation of these unaudited interim Consolidated Financial Statements. In the opinion of management, these unaudited interim Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the three and six months ended June 30, 2015. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2015.

Hydro One performed an evaluation of subsequent events through to August 11, 2015, the date these unaudited interim Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these unaudited interim Consolidated Financial Statements. See Note 19 – Subsequent Events.

Rate Setting

The Company’s Transmission Business includes the transmission business of Hydro One Networks, as well as its ownership interest in B2M Limited Partnership (B2M LP). The Company’s consolidated Distribution Business includes the distribution business of Hydro One Networks, as well as the subsidiaries Hydro One Brampton, Hydro One Remote Communities, and NPDI.

Transmission

On September 16, 2014, Hydro One Networks filed an application with the OEB for 2015 and 2016 transmission rates. On January 8, 2015, the OEB approved the 2015 Hydro One transmission rates revenue requirement, excluding the B2M LP revenue requirement, of $1,477 million and the 2016 revenue requirement of $1,516 million, subject to adjustments for the cost of capital parameters.

6

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

On October 24, 2014, B2M LP filed an application with the OEB for an interim transmission rate, seeking approval for a revenue requirement of $42 million in 2015. The interim Rate Order was approved by the OEB on December 11, 2014. On March 30, 2015, B2M LP filed a full cost-of-service application for 2015-2019 transmission rates. In its application, B2M LP is seeking approval of a revenue requirement of $43 million for 2015, $45 million for 2016, $46 million for 2017, $47 million for 2018, and $47 million for 2019.

On June 30, 2015, B2M LP was re-financed with debt bearing interest at a lower coupon rate. This has lowered the B2M LP revenue requirement. As a result of the reduced cost of debt, B2M LP’s requested revenue requirement was amended to $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018, and $37 million for 2019. As part of its application, B2M LP is seeking the recovery of its initial start-up costs totaling $8 million over the 2016 to 2019 test years at a rate of $2 million per year.

Distribution

On December 19, 2013, Hydro One Networks filed a 2015-2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. On December 18, 2014, the OEB issued a Decision and interim Rate Order approving the 2014 distribution rates as interim 2015 rates effective January 1, 2015. On March 12, 2015, the OEB issued a Decision and Rate Order approving a revenue requirement of $1,326 million for 2015, $1,435 million for 2016 and $1,491 million for 2017. The rates for 2015 are effective on May 1, 2015, and are retroactive to January 1, 2015. The rates for 2016 and 2017 are estimates that may change based on 2016 and 2017 Rate Orders. On April 23, 2015, the Final Rate Order was approved by the OEB.

On April 23, 2014, Hydro One Brampton Networks filed a cost-of-service application with the OEB for 2015 distribution rates. The 2015 distribution rate application was seeking the approval of a revenue requirement of approximately $74 million for 2015. In its application, Hydro One Brampton Networks also requested OEB approval for retail transmission service rates and the approval of rate riders to dispose of certain deferral and variance accounts. On December 18, 2014, the OEB approved a revenue requirement of $72 million. On January 15, 2015, the OEB issued its final Rate Order approving the application.

On September 24, 2014, Hydro One Remote Communities filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2015 rates, seeking approval for increased base rates for the distribution and generation of electricity of 1.7%. On March 19, 2015, the OEB approved an increase of approximately 1.6% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2015.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Recent Accounting Guidance Not Yet Adopted

In January 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2015-02 on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance

7

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

for debt issuance costs are not affected. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Upon adoption of this ASU in the first quarter of 2016, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued ASU 2015-04, Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. This ASU permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2015-05 on its consolidated financial statements.

4.	BUSINESS COMBINATIONS

Acquisition of Haldimand Hydro

On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario. The total purchase price for Haldimand Hydro is approximately $65 million.

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

(millions of Canadian dollars)
Cash and cash equivalents	5
Working capital	4
Property, plant and equipment	48
Deferred income tax assets	1
Goodwill	26
Long-term debt	(16)
Regulatory liabilities	(3)

65

The preliminary determination of the fair value of assets acquired and liabilities assumed has been based upon the most recent available information for Haldimand Hydro, management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed.

The Company has not yet completed the final fair value measurements as at June 30, 2015. In addition, the purchase agreement provides for final purchase price adjustments based on agreed working capital and other balances at the acquisition date which have not yet been determined. The Company will continue to review information and perform further analysis prior to finalizing the total purchase price and the fair values of the assets acquired and liabilities assumed. The actual total purchase price and the fair values of the assets acquired and liabilities assumed may differ from the amounts above.

Goodwill arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

8

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

All costs related to the acquisition have been expensed through the consolidated statements of operations and comprehensive income. The disclosure of Haldimand Hydro’s pro forma information has been deemed immaterial to the Company’s consolidated financial results for the three and six months ended June 30, 2015.

Acquisition of Norfolk Power

On August 29, 2014, Hydro One acquired 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for working capital and other closing adjustments, was approximately $68 million. The purchase agreement provided for final purchase price adjustments based on agreed working capital and other balances at the acquisition date. The purchase price has been finalized during the six months ended June 30, 2015, with no adjustments to the preliminary purchase price allocation as disclosed at December 31, 2014.

Woodstock Hydro Purchase Agreement

On May 21, 2014, Hydro One reached an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro), an electricity distribution company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Woodstock Hydro will be approximately $29 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2015.

5.	PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The current provision for payments in lieu of corporate income taxes (PILs) is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At June 30, 2015, $10 million due from the OEFC was included in due from related parties on the interim Consolidated Balance Sheet (December 31, 2014 – $39 million). The total provision for PILs using the liability method of accounting includes deferred income taxes that are not expected to be recovered from ratepayers. Deferred PILs balances expected to be recovered from ratepayers result in regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

For the six months ended June 30, 2015, the Company’s overall effective tax rate of 15.49% differed from the enacted statutory rate of 26.50% primarily due to the temporary differences included in the rate-setting process, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes.

6.	ACCOUNTS RECEIVABLE

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Accounts receivable – billed	498	496
Accounts receivable – unbilled	591	586

Accounts receivable, gross	1,089	1,082
Allowance for doubtful accounts	(76)	(66)

Accounts receivable, net	1,013	1,016

The following tables show the movements in the allowance for doubtful accounts for the six months ended June 30, 2015 and the year ended December 31, 2014:

Six months ended June 30, 2015 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2015	(66)
Write-offs	18
Additions to allowance for doubtful accounts	(28)

Allowance for doubtful accounts – June 30, 2015	(76)

9

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

Year ended December 31, 2014 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2014	(36)
Write-offs	24
Additions to allowance for doubtful accounts	(54)

Allowance for doubtful accounts – December 31, 2014	(66)

7.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1 billion. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at June 30, 2015 or December 31, 2014.

Hydro One has a $1.5 billion committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2020. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3 billion. At June 30, 2015, $837 million remained available for issuance until October 2015.

The following table presents the outstanding long-term debt at June 30, 2015 and December 31, 2014:

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Notes and debentures	9,289	8,923
Add: Unrealized mark-to-market loss[1]	1	2
Less: Long-term debt payable within one year	(1,017)	(552)

Long-term debt	8,273	8,373

[1]	The unrealized mark-to-market loss relates to $250 million of the Series 21 notes due 2015. The unrealized mark-to-market loss is offset by a $1 million (December 31, 2014 – $2 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 8 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.

On April 30, 2015, Hydro One issued $350 million notes (MTN Series 33 notes) under its MTN Program, with a maturity date of April 30, 2020 and a coupon rate of 1.62%.

Long-term debt totalling $16 million was assumed by Hydro One as part of the Haldimand Hydro acquisition. It has been classified as current at June 30, 2015, and has been repaid in July 2015.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 8 – Fair Value of Financial Instruments and Risk Management.

10

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At June 30, 2015 and December 31, 2014, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015		December 31, 2014
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$250 million of MTN Series 21 notes[1]	251	251	252	252
$50 million of MTN Series 33 notes[1]	50	50	—	—
Other notes and debentures[2]	8,989	10,394	8,673	10,159

	9,290	10,695	8,925	10,411

[1]	The fair value of $250 million of the MTN Series 21 notes and $50 million of the MTN Series 33 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures, and the portions of the MTN Series 21 notes and the MTN Series 33 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At June 30, 2015, the Company had interest-rate swaps totalling $300 million (December 31, 2014 – $250 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to approximately 3% (December 31, 2014 – 3%) of its total long-term debt of $9,290 million (December 31, 2014 – $8,925 million). At June 30, 2015, the Company had the following interest-rate swaps designated as fair value hedges:

11

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

(a)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt; and

(b)	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt.

At June 30, 2015, the Company also had interest-rate swaps and forward rate agreements with a total notional value of $470 million (December 31, 2014 – $409 million) classified as undesignated contracts. The undesignated contracts consist of the following:

(c)	a $150 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2014 to September 11, 2015;

(d)	a $137 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $137 million of the $228 million floating-rate MTN Series 31 notes from December 22, 2014 to December 21, 2015;

(e)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $30 million of the $50 million floating-rate MTN Series 27 notes from March 3, 2015 to December 3, 2015;

(f)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 26, 2015 to July 24, 2015;

(g)	a $20 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $20 million of the $50 million floating-rate MTN Series 27 notes from June 3, 2015 to December 3, 2015;

(h)	a $91 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $91 million of the $228 million floating-rate MTN Series 31 notes from June 22, 2015 to December 21, 2015; and

(i)	three interest-rate swaps with a total notional value of $12 million that were assumed as part of the Norfolk Power acquisition. These swaps consist of $8 million and $2 million floating-to-fixed interest-rate swap agreements maturing on September 20, 2029, and a $2 million floating-to-fixed interest-rate swap agreement maturing on September 20, 2019.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at June 30, 2015 and December 31, 2014 was as follows:

June 30, 2015 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	270	270	270	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	1	1	—	1	—

	271	271	270	1	—

Liabilities:
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	—	3	—
Long-term debt	9,290	10,695	—	10,695	—

	9,293	10,698	—	10,698	—

12

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

December 31, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	100	100	100	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	—	2	—

	102	102	100	2	—

Liabilities:
Bank indebtedness	2	2	2	—	—
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	—	3	—
Long-term debt	8,925	10,411	—	10,411	—

	8,930	10,416	2	10,414	—

Cash and cash equivalents include cash and short-term investments. At June 30, 2015, short-term investments consisted of bankers’ acceptances and money market funds totalling $238 million (December 31, 2014 – $nil). The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the six months ended June 30, 2015 or the year ended December 31, 2014.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

13

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2015 and 2014 are included in financing charges as follows:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Unrealized loss (gain) on hedged debt	(1)	(3)	(1)	(5)
Unrealized loss (gain) on fair value interest-rate swaps	1	3	1	5

Net unrealized loss (gain)	—	—	—	—

At June 30, 2015, Hydro One had $300 million (December 31, 2014 – $250 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $1 million (December 31, 2014 – $2 million). During the six months ended June 30, 2015 and 2014, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2015 and December 31, 2014, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At June 30, 2015 and December 31, 2014, there was no significant accounts receivable balance due from any single customer.

At June 30, 2015, the Company’s provision for bad debts was $76 million (December 31, 2014 – $66 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At June 30, 2015, approximately 7% of the Company’s net accounts receivable were aged more than 60 days (December 31, 2014 – 6%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the interim Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2015, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $3 million (December 31, 2014 – $3 million). At June 30, 2015, Hydro One’s credit exposure for all derivative instruments, and

14

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

applicable payables and receivables, had a credit rating of investment grade, with five financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facility of $1,500 million. The short-term liquidity under the Commercial Paper Program, and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At June 30, 2015, accounts payable and accrued liabilities in the amount of $823 million (December 31, 2014 – $784 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At June 30, 2015, Hydro One had issued long-term debt in the principal amount of $9,289 million (December 31, 2014 – $8,923 million). Principal repayments, total annual interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Total Annual Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	1,016	416	3.6
2 years	50	387	1.4
3 years	600	371	5.2
4 years	978	344	2.4
5 years	650	331	2.9

	3,294	1,849	3.4
6 – 10 years	600	1,505	3.2
Over 10 years	5,395	4,227	5.4

	9,289	7,581	4.6

9.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2015 annual pension plan contributions are approximately $174 million, based on an actuarial valuation as at December 31, 2013 and projected levels of 2015 pensionable earnings. Employer contributions of $89 million were paid during the six months ended June 30, 2015.

The following tables provide the components of the net periodic benefit costs for the three and six months ended June 30, 2015 and 2014:

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Three months ended June 30 (millions of Canadian dollars)	2015	2014	2015	2014
Current service cost, net of employee contributions	37	27	11	10
Interest cost	76	78	16	19
Expected return on plan assets, net of expenses[1]	(102)	(92)	—	—
Actuarial loss amortization	30	26	3	5

Net periodic benefit costs	41	39	30	34

Charged to results of operations[2]	22	22	14	15

15

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Six months ended June 30 (millions of Canadian dollars)	2015	2014	2015	2014
Current service cost, net of employee contributions	74	55	22	20
Interest cost	152	156	32	38
Expected return on plan assets, net of expenses[1]	(204)	(184)	—	—
Actuarial loss amortization	60	52	6	10
Prior service cost amortization	—	—	—	1

Net periodic benefit costs	82	79	60	69

Charged to results of operations[2]	41	41	26	30

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2015 is 6.5% (2014 – 6.5%).
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the three and six months ended June 30, 2015, pension benefit costs of $48 million (2014 – $47 million) and $90 million (2014 – $88 million), respectively, were attributed to labour, of which $22 million (2014 – $22 million) and $41 million (2014 – $41 million), respectively, were charged to operations, and $26 million (2014 – $25 million) and $49 million (2014 – $47 million), respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

10.	ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the six months ended June 30, 2015 and the year ended December 31, 2014:

Six months ended June 30, 2015 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	172	67	239
Interest accretion	4	1	5
Expenditures	(5)	(4)	(9)

Environmental liabilities, June 30	171	64	235
Less: current portion	16	12	28

	155	52	207

Year ended December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	9	2	11
Expenditures	(5)	(13)	(18)
Revaluation adjustment	(33)	13	(20)

Environmental liabilities, December 31	172	67	239
Less: current portion	8	10	18

	164	57	221

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

June 30, 2015 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	190	66	256
Less: discounting accumulated liabilities to present value	19	2	21

Discounted environmental liabilities	171	64	235

December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	195	70	265
Less: discounting accumulated liabilities to present value	23	3	26

Discounted environmental liabilities	172	67	239

16

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

At June 30, 2015, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2015[1]	9
2016	37
2017	36
2018	35
2019	33
Thereafter	106

256

[1]	The amounts disclosed represent amounts for the period from July 1, 2015 to December 31, 2015.

Hydro One records a liability for the estimated future expenditures for the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

At June 30, 2015, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $190 million (December 31, 2014 – $195 million). These expenditures are expected to be incurred over the period from 2015 to 2025.

At June 30, 2015, the Company’s best estimate of the total estimated future expenditures to complete its LAR program is $66 million (December 31, 2014 – $70 million). These expenditures are expected to be incurred over the period from 2015 to 2023.

11.	SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The

17

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of equity on the Consolidated Balance Sheets. No adjustment to the carrying value of the preferred shares has been recognized at June 30, 2015 and December 31, 2014. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations.

Earnings per Share

Basic and diluted earnings per share have been calculated on the basis of net income attributable to the Shareholder of Hydro One and the weighted average number of common shares outstanding during the year.

12.	DIVIDENDS

During the three months ended June 30, 2015, preferred share dividends in the amount of $5 million (2014 – $5 million) and common share dividends in the amount of $25 million (2014 – $25 million) were declared.

During the six months ended June 30, 2015, preferred share dividends in the amount of $9 million (2014 – $9 million) and common share dividends in the amount of $50 million (2014 – $220 million) were declared.

13.	NONCONTROLLING INTEREST

On December 16, 2014, the relevant Bruce to Milton Line transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the Saugeen Ojibway Nation (SON), acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

18

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

The following tables show the movements in noncontrolling interest for the six months ended June 30, 2015 and the year ended December 31, 2014:

Six months ended June 30, 2015 (millions of Canadian dollars)	Temporary equity	Equity	Total
Noncontrolling interest – January 1, 2015	21	49	70
Distributions to noncontrolling interest	(1)	(1)	(2)
Net income attributable to noncontrolling interest	1	2	3

Noncontrolling interest – June 30, 2015	21	50	71

Year ended December 31, 2014 (millions of Canadian dollars)	Temporary equity	Equity	Total
Noncontrolling interest – January 1, 2014	—	—	—
Amount contributed by noncontrolling interest	22	50	72
Net income (loss) attributable to noncontrolling interest	(1)	(1)	(2)

Noncontrolling interest – December 31, 2014	21	49	70

14.	RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province. Effective January 1, 2015, the Ontario Power Authority (OPA) and IESO have merged and are now operating as IESO.

The Province

During the three and six months ended June 30, 2015, Hydro One paid dividends to the Province totalling $30 million (2014 – $30 million) and $59 million (2014 – $229 million), respectively.

IESO

During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $471 million (2014 – $568 million) and $1,262 million (2014 – $1,343 million), respectively, from the IESO-administered electricity market.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three and six months ended June 30, 2015 include $363 million (2014 – $368 million) and $768 million (2014 – $776 million), respectively, related to these services.

Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for the three and six months ended June 30, 2015 include $32 million (2014 – $32 million) and $64 million (2014 – $64 million), respectively, related to this program.

Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three and six months ended June 30, 2015 include $8 million (2014 – $8 million) and $16 million (2014 – $16 million), respectively, related to these services.

The IESO (OPA prior to January 1, 2015) funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three and six months ended June 30, 2015, Hydro One received $11 million (2014 – $14 million) and $23 million (2014 – $21 million), respectively, related to these programs.

19

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

OPG

During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million (2014 – $4 million) and $8 million (2014 – $18 million), respectively, from OPG.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three and six months ended June 30, 2015, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $1 million (2014 – $3 million) and $3 million (2014 – $6 million), respectively, primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were insignificant for the three months ended June 30, 2015 and 2014, and $1 million (2014 – $1 million) for the six months ended June 30, 2015.

OEFC

During the three and six months ended June 30, 2015, Hydro One made payments in lieu of corporate income taxes to the OEFC totalling $14 million (2014 – $21 million) and $32 million (2014 – $43 million), respectively.

During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million (2014 – $2 million) and $4 million (2014 – $7 million), respectively, from power contracts administered by the OEFC.

During the six months ended June 30, 2015, Hydro One paid a $5 million (2014 – $5 million) annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

Payments in lieu of property taxes are paid to the OEFC.

OEB

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and six months ended June 30, 2015, Hydro One incurred $3 million (2014 – $3 million) and $6 million (2014 – $6 million), respectively, in OEB fees.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Due from related parties	177	224
Due to related parties[1]	(52)	(227)

[1]	Included in due to related parties at June 30, 2015 are amounts owing to the IESO in respect of power purchases of $41 million (December 31, 2014 – $214 million).

20

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Accounts receivable	100	76	15	(113)
Due from related parties	21	1	47	(9)
Materials and supplies	—	2	(1)	(1)
Prepaid expenses and other assets	(3)	4	(2)	(98)
Accounts payable	19	(13)	7	(15)
Accrued liabilities	(4)	47	18	44
Due to related parties	(130)	(106)	(175)	(152)
Accrued interest	(17)	(19)	(1)	1
Long-term accounts payable and other liabilities	1	(9)	(3)	(4)
Post-retirement and post-employment benefit liability	20	21	36	43

	7	4	(59)	(304)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in capitalized depreciation and the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Capital investments in property, plant and equipment	(425)	(373)	(765)	(665)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	7	16	8	21

Capital expenditures – property, plant and equipment	(418)	(357)	(757)	(644)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Capital investments in intangible assets	(4)	(7)	(9)	(11)
Net change in accruals included in capital investments in intangible assets	—	(3)	—	(4)

Capital expenditures – intangible assets	(4)	(10)	(9)	(15)

Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Net interest paid	122	121	207	202
PILs paid	14	21	32	43

21

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

16.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

17.	COMMITMENTS

Outsourcing Agreements

Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., provides services to Hydro One, including settlements, source to pay services, pay operations services, information technology, finance and accounting services. The agreement with Inergi for these services expires in December 2019. In addition, Inergi provides customer service operations outsourcing services to Hydro One. The agreement for these services expires in February 2018.

Brookfield Johnson Controls Canada LP (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The current agreement with Brookfield expires in December 2024.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at June 30, 2015, the Company provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $347 million (December 31, 2014 – $330 million), and on behalf of a distributor using guarantees of $1 million (December 31, 2014 – $1 million). In addition, as at June 30, 2015, the Company has provided letters of credit in the amount of $5 million (December 31, 2014 – $8 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At June 30, 2015, Hydro One had letters of credit of $126 million (December 31, 2014 – $126 million) outstanding relating to retirement compensation arrangements.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

18.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, which includes certain corporate activities and the operations of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Three months ended June 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	364	1,185	14	1,563
Purchased power	—	838	—	838
Operation, maintenance and administration	98	168	16	282
Depreciation and amortization	94	94	2	190

Income (loss) before financing charges and provision for PILs	172	85	(4)	253

Capital investments	234	192	3	429

Three months ended June 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	382	1,170	14	1,566
Purchased power	—	824	—	824
Operation, maintenance and administration	105	214	15	334
Depreciation and amortization	88	91	2	181

Income (loss) before financing charges and provision for PILs	189	41	(3)	227

Capital investments	203	175	2	380

Six months ended June 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	770	2,574	27	3,371
Purchased power	—	1,808	—	1,808
Operation, maintenance and administration	197	334	29	560
Depreciation and amortization	188	186	3	377

Income (loss) before financing charges and provision for PILs	385	246	(5)	626

Capital investments	445	324	5	774

Six months ended June 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	804	2,497	29	3,330
Purchased power	—	1,746	—	1,746
Operation, maintenance and administration	220	395	30	645
Depreciation and amortization	169	175	4	348

Income (loss) before financing charges and provision for PILs	415	181	(5)	591

Capital investments	376	298	2	676

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

Total Assets by Segment:

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Transmission	12,822	12,540
Distribution	9,888	9,805
Other	457	205

Total assets	23,167	22,550

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

19.	SUBSEQUENT EVENTS

Dividends

On August 11, 2015, preferred share dividends in the amount of $4 million and common share dividends in the amount of $25 million were declared.

Class Action Lawsuit

On July 22, 2015, two Toronto law firms issued a joint press release announcing that a $125 million lawsuit had been commenced in the Ontario Superior Court of Justice against Hydro One and four of its subsidiaries. The claim is proposed as a class action and alleges improper billing and account management practices. The claim has not been served on Hydro One nor has it been certified as a class action.

Power Workers’ Union Agreement

On April 14, 2015, Hydro One reached a tentative agreement with the Power Workers’ Union (PWU) for a renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2015 to March 31, 2018, subject to certain conditions. The agreement has been ratified by the PWU and the Hydro One Board of Directors in July 2015.

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